Exhibit 99.1
Attention Business Editors:
    Compton to present at the CIBC Institutional Investor Conference

    CALGARY, Feb. 13 /CNW/ - Compton Petroleum Corporation (TSX - CMT, NYSE -
CMZ) is pleased to announce that Norm Knecht, Vice President Finance & CFO, will present at 3:30 pm PT (6:30 pm ET) at the CIBC 2006 Whistler
Institutional Investor Conference on Thursday, February 16, 2006.
    Links to the webcast and presentation slides will be available at the start of the presentation on Compton's website, www.comptonpetroleum.com.

    Corporate Information

    Compton Petroleum Corporation is a Calgary based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

    %SEDAR: 00003803E          %CIK: 0001043572

    /For further information: E.G. Sapieha, President & CEO, N.G. Knecht, VP
Finance & CFO, or C.M. King, Manager, Investor Relations, Telephone:
(403) 237-9400, Fax (403) 237-9410, Website: www.comptonpetroleum.com, Email:
investorinfo(at)comptonpetroleum.com/
    (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 17:54e 13-FEB-06